

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2014

<u>Via E-mail</u>
Frank L. Jennings
Principal Financial and Accounting Officer
Synergy Resources Corporation
20203 Highway 60
Platteville, CO 80651

   Re: **Synergy Resources Corporation**
      Form 10-K for the Fiscal Year Ended August 31, 2013
      Filed November 14, 2013
      Form 10-Q for the Fiscal Quarter Ended February 28, 2014
      Filed April 7, 2014
      File No. 1-35245

Dear Mr. Jennings:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ A.N. Parker

           Anne Nguyen Parker
           Branch Chief